UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 16, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 16, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

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PRESS RELEASE
Stockholm
July 16, 2012

ACQUISITION OF CABLEVISIÓN PARAGUAY

Stockholm, July 16, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) today announced that it has signed a binding agreement to acquire 100% of Cablevisión Paraguay for an Enterprise Value of $150m. Completion of the acquisition is subject to customary approvals, including from the relevant regulatory authorities in Paraguay. Closing is expected to take place towards year end 2012.

Cablevisión Paraguay is controlled by the listed company Grupo Clarín S.A. (LSE: GCLA; BCBA: GCLA). It began offering TV services in Asunción in 1989 and is the leading provider of cable pay-TV services in Paraguay. At YE2011, it covered 470, 000 households and had 116,000 cable TV customers, with close to 10% of them subscribing to fixed broadband services. Cablevisión Paraguay has exclusive rights to broadcast Paraguay’s soccer championship games.

This acquisition is consistent with Millicom’s strategy to accelerate the adoption of fixed broadband services in Paraguay where attractive mobile-based services have been offered since 1992.  Since the acquisition of Amnet in 2008, cable revenues have grown on average 12% per annum, reinforcing Millicom’s growth profile in Central America. Cablevisión Paraguay is currently enjoying strong growth momentum. It recorded 22% revenue growth in local currency in 2011. The offering of high-speed internet access will further leverage the Tigo brand in Paraguay, which, together with the right level of investment should enable strong growth.

The price offered is consistent with Millicom’s prudent approach to external growth and is a fair reflection of the attractive growth potential of the business. The impact of the transaction on 2012 financials is expected to be limited and previously communicated guidance is reiterated.   Millicom’s stated shareholder return policy, including its commitment to return excess cash to shareholders, is unaffected by this deal.

Mikael Grahne, CEO, commented: “Today’s acquisition of Cablevisión Paraguay, the leader in Pay TV in Asunción, is in line with our strategy of offering an increasingly rich customer experience through the organic development of innovative Value Added Services and bolt-on acquisitions. For the past 20 years, Paraguay has been a test-bed for us when it comes to offering innovative services. With today’s deal, we aim to accelerate our entry into broadband at home, offering relevant services to customers in the Communication, Information and Entertainment categories. We look forward to welcoming Cablevisión’s Paraguay customers and employees to the Tigo family.”

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Key Financials/KPIs - Cablevisión Paraguay

2011

Cable TV customers ‘000	115.8

Fixed Broadband customers ‘000	11.3

Revenues (USD million)*	50.6

EBITDA (USD million)*	20.0

*FX rate used: 1 USD equals 4322.76 PYG

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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